FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

NATIONAL BANK OF GREECE S.A.

Athens, 4 October 2018

NBG Group announces the completion of the sale of South African Bank of Athens

National Bank of Greece S.A. (“NBG”) announces the completion of the sale of its 99.83% stake in South African Bank of Athens (“SABA”) to GroCapital Holdings Limited (a consortium consisting of Afgri Holdings Proprietary Limited, Fairfax Financial Holdings Limited and Public Investment Corporation SOC Limited) following receipt of the required regulatory approvals from i) the South African Reserve Bank, ii) the South African Ministry of Finance and iii) the South African Competition Authority and Competition Tribunal.

The successful completion of the transaction, which has taken place in the context of NBG’s Restructuring Plan, increases NBG’s H1 2018 CET1 Ratio by 7 bps.

Investec Bank Limited acted as exclusive financial advisor to NBG, while Freshfields Bruckhaus Deringer LLP and Edward Nathan Sonnenbergs Incorporated acted as international and local legal counsels respectively to NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: October 4th, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: October 4th, 2018

Director, Financial Division